UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNI CORE HOLDINGS CORP.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
90456P302
(CUSIP Number)
April 21, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 90456P302	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Hanover Holdings I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 200,000 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.17% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 90456P302	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magna Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 200,000 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.17% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. 90456P302	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Joshua Sason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 200,000 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.17% (See Item 4)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

CUSIP No. 90456P302

Item 1.

(a)	Name of Issuer UNI CORE HOLDINGS CORP.

(b)	Address of Issuer’s Principal Executive Offices Room 1207-1208 Bank of America Tower 12 Harcourt Road Central 518001 Hong Kong

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being jointly filed by Hanover Holdings I, LLC, a New York limited liability company (“ Hanover ”), Magna Group, LLC, a New York limited liability company (“ Magna ”), and Joshua Sason (each, a “ Reporting Person ” and, collectively, the “ Reporting Persons ”) with respect to shares of common stock, $0.001 par value, of the Issuer (the “ Common Stock ”) owned directly by Hanover.

(b)	The address of the principal business office of each of the Reporting Persons is: 5 Hanover Square, New York, New York 10004.

(c)	Citizenship Hanover is a New York limited liability company. Magna is a New York limited liability company. Mr. Sason is a United States citizen.

(d)	Title of Class of Securities Common Stock, $0.001 par value

(e)	CUSIP Number 90456P302

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

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SCHEDULE 13G

CUSIP No. 90456P302

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

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SCHEDULE 13G

CUSIP No. 90456P302

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

The 200,000 shares of Common Stock owned directly by Hanover were acquired by Hanover pursuant to the conversion of a $50,000.00 Convertible Promissory Note.

Mr. Sason is the Chief Executive Officer of Hanover and owns all of the membership interests in Hanover. Accordingly, Mr. Sason, subject to the limitations of the rights described above, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by Hanover, including, without limitation, the Common Stock. Mr. Sason does not directly own any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, Mr. Sason may be deemed to beneficially own the shares of Common Stock owned directly by Hanover. Hanover is not a registered broker-dealer, and neither Hanover nor any of its affiliates is an affiliate or an associated person of a registered broker-dealer. Magna Group, LLC is an affiliated entity to Hanover Holdings I, LLC.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

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SCHEDULE 13G

CUSIP No. 90456P302

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

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SCHEDULE 13G

CUSIP No. 90456P302

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2014

Hanover Holdings I, LLC

	By:	/s/ Joshua Sason
		Name:	Joshua Sason
		Title:	Chief Executive Officer

Magna Group, LLC

	By:	/s/ Joshua Sason
		Name:	Joshua Sason
		Title:	Chief Executive Officer

Joshua Sason

/s/ Joshua Sason
JOSHUA SASON

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SCHEDULE 13G

CUSIP No. 90456P302

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of April 21, 2014, by and between Hanover Holdings I, LLC, Magna Group, LLC, and Joshua Sason.

Exhibit 1

Joint Filing Agreement

This Joint Filing Agreement, entered into and effective as of April 21, 2014, is made by and between Hanover Holdings I, LLC, Magna Group, LLC, and Joshua Sason (each, a “ Filer ” and, collectively, the “ Filers ”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G (the “ Schedule 13G ”) is filed on behalf of each of the Filers and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate. Each Filer consents to the filing of this Joint Filing Agreement as an exhibit to the Schedule 13G.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

[ Signature Page Follows ]

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SCHEDULE 13G

CUSIP No. 90456P302

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date set forth above.

Hanover Holdings I, LLC

By:	/s/ Joshua Sason
	Name:	Joshua Sason
	Title:	Chief Executive Officer

Magna Group, LLC

By:	/s/ Joshua Sason
	Name:	Joshua Sason
	Title:	Chief Executive Officer

Joshua Sason

/s/ Joshua Sason
JOSHUA SASON

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